Exhibit 99.1

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CNinsure Reports First Quarter 2015 Unaudited Financial Results

—	Quarterly Net Revenues Beat Guidance, Up 24.3%

GUANGZHOU, China, May 19, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20151.

Financial Highlights for First Quarter of 2015

●	Total net revenues: RMB579.5 million (US$93.5 million), representing an increase of 24.3% from the corresponding period in 2014.

●	Operating income: RMB0.9 million (US$0.1 million), representing a decrease of 93.6% from the corresponding period in 2014.

●	Non-GAAP operating income[2]: RMB25.0 million (US$4.0 million), representing an increase of 24.3% from the corresponding period in 2014. Total expenses incurred by online and mobile initiatives were RMB24.1 million (US$3.9 million), representing an increase of 249.8% from the corresponding period in 2014.

●	Net income attributable to the Company’s shareholders: RMB33.0 million (US$5.3 million), representing a decrease of 26.2% from the corresponding period in 2014.

●	Adjusted EBITDA[3] was RMB25.6 million (US$4.1 million), representing a decrease of 33.7% from the corresponding period in 2014.

●	Basic and diluted net income per ADS: RMB0.57 (US$0.09) and RMB0.55 (US$0.09), respectively, representing a decrease of 35.9% and 38.4%, respectively, from the corresponding period in 2014.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Non-GAAP operating income is defined as operating income excluding expenses incurred by online and mobile initiatives such as expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net.

3 Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock options.

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Business Highlights:

●	CNpad Mobile App, a mobile insurance transaction platform: During the first quarter of 2015, 8,338 copies of CNpad application ("CNpad App") were downloaded and activated and CNpad App had 20,512 active users[4]. As of March 31, 2015, 63,611 copies of CNpad App had been downloaded and activated. In the first quarter of 2015, 173,000 insurance policies were generated through CNpad App, with total insurance premiums increasing by 163.7% year-over-year to approximately RMB527.2 million (US$85.0 million), accounting for 30.4% of our total retail insurance premiums.

●	Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products: During the first quarter of 2015, Baoxian.com had added 4,900 active customer accounts[5]. As of March 31, 2015, Baoxian.com had approximately 180,000 registered customer accounts. In the first quarter of 2015, transaction volume from Baoxian.com increased 159.5% year-over-year to RMB5.7 million (US$0.9 million).

●	Chetong.net, a public service platform for the insurance industry integrating claims adjustment and auto service resources: As of March 31, 2015, the total number of service representatives registered on www.chetong.net was 13,724 and approximately 34,000 insurance claims submitted to the platform were processed.

●	eHuzhu, a non-profit online mutual aid platform in China: As of March 31, 2015, the total number of registered members of eHuzhu reached 291,716.

Commenting on the first quarter financial results, Mr. Chunlin Wang, CNinsure's chief executive officer, stated, "The dynamics in the Chinese insurance industry are changing rapidly. We are seeing increasing labor costs imposing great challenges to the traditional labor-driven business model and the rapid growth of the internet is revolutionizing the insurance industry.

"Against this backdrop, we believe the best way to survive and distinguish ourselves is to optimize the value of our professional sales team by leveraging the internet and technology tools for low-cost policy acquisition and service resources aggregation, offering customized life insurance products and services based on customers' personalized needs, and providing commercial insurance brokerage and risk management advisory services. As such, we remained focused on developing our online initiatives, life insurance and brokerage businesses and we are glad that these efforts have further enhanced our market position during the first quarter of 2015. Our total insurance premiums reached RMB2.1 billion, up 17.7% year-over-year, marking a good start towards our target of RMB10 billion in insurance premiums for 2015. This solid growth was attributable to both strong property and casualty (“P&C”) and life insurance sales. Our P&C business experienced 18.7% year-over-year growth in insurance premiums, ahead of the 12.6% growth in the overall P&C insurance sector in China, with the portion consummated on CNpad App increasing from 14.6% to 34.7% of the retail P&C business year-over-year and the insurance brokerage segment growing by over 80% in insurance premiums year-over-year. We also had double-digit growth in life insurance sales with new policy sales for long term life insurance products up by over 50% year-over-year.

4 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

5 Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

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"Led by the strength of our insurance distribution business segments, we continued to enjoy double-digit growth in the first quarter of 2015, as we had for the past five quarters, with net revenues up 24.3% year-over-year, again beating our guidance. We were also pleased that the adoption of CNpad mobile App has contributed significantly to decreasing costs and improving operating efficiency, as evidenced by a decline in non-GAAP expense ratio6 to 18.2% in the first quarter of 2015 from 22.2% in the same period last year. Increased investments in our online initiatives resulted in a decrease in operating income by 93.6% during the quarter. However, if adjusted to exclude these investments, operating income was up 24.3% year-over-year.

"With solid performance in the first quarter, we believe that we are implementing the right strategy to drive our sales and improve operating efficiency. Going forward, we will continue to step up investments in technology and marketing to gain market share and strengthen our leading market position."

Financial Results for the First Quarter of 2015

Total net revenues were RMB579.5 million (US$93.5 million) for the first quarter of 2015, representing an increase of 24.3% from RMB466.2 million for the corresponding period in 2014.

Net revenues for the insurance agency business were RMB433.5 million (US$69.9 million) for the first quarter of 2015, representing an increase of 23.3% from RMB351.6 million for the corresponding period in 2014. The increase was primarily driven by a 22.3% increase in net revenues derived from the P&C insurance agency business and a 29.9% increase in net revenues derived from the life insurance agency business. The growth of the P&C insurance agency business was primarily due to the growth of sales volume and an increase in the commission rates that the Company received from the insurance companies for whom the Company acts as their agents. The increase in net revenues generated from the life insurance agency business was primarily due to a 60% increase in commissions derived from new long term life insurance policy sales, offsetting decreased renewal commissions. Revenues generated from the insurance agency business accounted for 74.8% of total net revenues in the first quarter of 2015.

Net revenues for the insurance brokerage business were RMB86.1 million (US$13.9 million) for the first quarter of 2015, representing an increase of 68.5% from RMB51.1 million for the corresponding period in 2014. The increase was primarily attributable to increased efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past years. Revenues generated from the insurance brokerage business accounted for 14.9% of total net revenues in the first quarter of 2015.

6 Non-GAAP expense ratio equals the sum of selling expenses and general and administrative expenses (excluding online spending expenses) divided by revenue for the period.

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Net revenues for the claims adjusting business were RMB59.9 million (US$9.7 million) for the first quarter of 2015, representing a decrease of 5.7% from RMB63.5 million for the corresponding period in 2014. The decrease was primarily due to (1) a decrease in non-automobile adjusting business as there were fewer natural disasters as compared to the same period last year, and (2) a slight decrease in a flattish the automobile-related claims adjusting business primarily due to less business commissioned by from one of our major clients who cut back on outsourcing claims adjusting business to third party service providers during the quarter. Revenues generated from the claims adjusting business accounted for 10.3% of total net revenues in the first quarter of 2015.

Total operating costs and expenses were RMB578.6 million (US$93.3 million) for the first quarter of 2015, representing an increase of 27.7% from RMB453.0 million for the corresponding period in 2014.

Total operating costs were RMB449.1 million (US$72.4 million) for the first quarter of 2015, representing an increase of 31.1% from RMB342.5 million for the corresponding period in 2014. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB339.3 million (US$54.7 million) for the first quarter of 2015, representing an increase of 27.9% from RMB265.2 million for the corresponding period in 2014, primarily driven by a 26.7% increase in costs for the P&C insurance agency business and a 39.1% increase in costs for the life insurance agency business. The costs grew faster than net revenues for the P&C insurance agency business primarily due to increased commissions paid-out to sales agents as a result of increased market competition, offsetting the increase in commission rates that we received from insurance companies. Costs incurred by the insurance agency business accounted for 75.6% of total operating costs in the first quarter of 2015.

Costs of insurance brokerage business were RMB68.5 million (US$11.0 million) for the first quarter of 2015, representing an increase of 72.1% from RMB39.8 million for the corresponding period in 2014. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 15.2% of total operating costs in the first quarter of 2015.

Costs of claims adjusting business were RMB41.3 million (US$6.7 million) for the first quarter of 2015, representing an increase of 10.1% from RMB37.5 million for the corresponding period in 2014. The increase was primarily attributable to increased salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 9.2% of total operating costs in the first quarter of 2015.

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Selling expenses were RMB27.2 million (US$4.4 million) for the first quarter of 2015, representing an increase of 12.3% from RMB24.2 million for the corresponding period in 2014, primarily attributable to increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB102.4 million (US$16.5 million) for the first quarter of 2015, representing an increase of 18.7% from RMB86.3 million for the corresponding period in 2014. The increase was primarily due to: (1) an increase of 20% in research and development expenses incurred by CNpad and Baoxian.com to RMB8.3 million (US$1.3 million) in the first quarter of 2015 from RMB6.9 million for the corresponding period in 2014, and (2) expenses of RMB15.9 million (US$2.6 million) incurred by eHuzhu and Chetong.net in the first quarter of 2015, offset by a decrease of 39% in share-based compensation expenses from RMB7.6 million for the first quarter of 2014 to RMB4.6 million (US$0.7 million) for the corresponding period of 2015. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

As a result of the preceding factors, operating income was RMB0.9 million (US$0.1 million) for the first quarter of 2015, representing a decrease of 93.6% from RMB13.2 million for the corresponding period in 2014.

Operating margin was 0.1% for the first quarter of 2015, compared with 2.8% for the corresponding period in 2014.

Non-GAAP operating income was RMB25.0 million (US$4.0 million) for the first quarter of 2015, representing an increase of 24.3% from RMB20.1 million for the corresponding period in 2014.

Non-GAAP operating margin was 4.3% for the first quarter of 2015, as compared to 4.3% for the corresponding period in 2014.

Investment income was RMB2.9 million (US$0.5 million) for the first quarter of 2015, representing a decrease of 59.5% from RMB7.2 million for the corresponding period in 2014. Investment income represented income received from inter-bank deposits in 2014 and collective trust funds in 2013. These investments are classified as available for sales and investment income is recognized when received. The decrease is due to less investment income received in the first quarter of 2015.

Interest income was RMB18.6 million (US$3.0 million) for the first quarter of 2015, representing a decrease of 16.5% from RMB22.2 million for the corresponding period in 2014. The decrease in interest income was primarily due to a decrease in term deposits as a result of an increase in short-term investment, and interest rate.

Income tax expense was RMB3.1 million (US$0.5 million) for the first quarter of 2015, representing a decrease of 57.2% from RMB7.3 million for the corresponding period in 2014. The decrease was primarily due to decrease in operating income. The effective tax rate for the first quarter of 2015 was 12.8% compared with 17.0% for the corresponding period in 2014.

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Share of income of affiliates was RMB7.8 million (US$1.3 million) for the first quarter of 2015, representing an increase of 22.2% from RMB6.4 million for the corresponding period in 2014, mainly attributable to an increase of profits from China Financial Services Group, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB33.0 million (US$5.3 million) for the first quarter of 2015, representing a decrease of 26.2% from RMB44.7 million for the corresponding period in 2014.

Net margin was 5.7% for the first quarter of 2015 compared with 9.6% for the corresponding period in 2014.

Basic and diluted net income per ADS were RMB0.57 (US$0.09) and RMB0.55 (US$0.09) for the first quarter of 2015, respectively, representing a decrease of 35.9% and 38.4% from RMB0.89 for the corresponding period in 2014.

Adjusted EBITDA was RMB25.6 million (US$4.1 million) for the first quarter of 2015, representing a decrease of 33.7% from RMB38.5 million for the corresponding period in 2014.

Adjusted EBITDA margin was 4.4% for the first quarter of 2015, compared with 8.3% for the corresponding period in 2014.

Diluted adjusted EBITDA per ADS was RMB0.43 (US$0.07) for the first quarter of 2015, representing a decrease of 44.6% from RMB0.77 for the corresponding period in 2014.

As of March 31, 2015, the Company had RMB2.0 billion (US$318.0 million) in cash and cash equivalents.

Recent Developments:

●	On April 28, 2015, CNinsure entered into an agreement to bring in Alltrust Insurance Company of China Limited, or Alltrust Insurance, as a strategic investor. Pursuant to the agreement, CNinsure will issue and sell 93,000,000 of its ordinary shares to Alltrust Insurance, for an aggregate purchase price of US$42.32 million, or $0.455 per ordinary share ($9.10 per ADS), which is the average closing price of the 20 trading days prior to the signing date of the agreement. Upon completion of the transaction, Alltrust Insurance will hold 7.5% of CNinsure's total share capital. Completion of the transaction is subject to customary closing conditions.

●	In January 2015, CNinsure acquired an additional 36.5% of the equity interest in Hebei Fanlian Insurance Agency Co., Ltd., or Hebei Fanlian, for total consideration consisting of RMB40 million (US$6.5 million) in cash and a 12.5% share of profit or loss in Hebei Branch of CNinsure Lianxing Insurance Sales Co., Ltd., increasing our shareholdings in Hebei Fanlian from 51% to 87.5%.

●	In January 2015, CNinsure acquired the remaining 49% of the equity interest in Henan CNinsure Anlian Insurance Agency Co., Ltd. or Henan Anlian, for a total consideration of RMB68 million (US$11.0 million), increasing our shareholdings in Henan Anlian from 51% to 100%.

●	As of March 31, 2015, CNinsure’s distribution and service network consisted of 574 sales and services outlets operating in 27 provinces, compared with 492 sales and service outlets operating in 28 provinces as of March 31, 2014. CNinsure had 66,859 sales agents and 1,434 professional claims adjustors as of March 31, 2015, compared with 52,860 sales agents and representatives, and 1,401 professional claims adjustors as of March 31, 2014.

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Business Outlook

CNinsure expects its total net revenues to grow approximately 30% for the second quarter of 2015 compared with the corresponding period in 2014. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the first quarter 2015 results as per the following details.

Time:	9:00 PM Eastern Daylight Time on May 19, 2015
or	9:00 AM Beijing/Hong Kong Time on May 20, 2015

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

Conference ID #:41583585

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

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About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP operating income, non-GAAP operating income margin, non-GAAP expense ratio, adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before expenses associated with the Company's online and mobile initiatives including expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Non-GAAP operating income margin is defined as non-GAAP operating income divided by total net revenues. Non-GAAP expense ratio is defined as selling expenses and general and administration expenses excluding expenses associated with the Company's online and mobile initiatives. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock option. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the first quarter of 2015 and the corresponding period of 2014 as well as during the fiscal year of 2014 and 2015, and these items have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” and “Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating Income Margin” set forth at the end of this release.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,103,068	1,971,727	318,072
Restricted cash	7,478	9,153	1,477
Short term investments	688,900	668,900	107,904
Accounts receivable, net	186,150	215,307	34,733
Insurance premium receivables	472	873	141
Other receivables	88,149	84,944	13,702
Amounts due from related parties	209,601	248,782	40,133
Other current assets	17,908	20,210	3,260
Total current assets	3,301,726	3,219,896	519,422

Non-current assets:
Property, plant, and equipment, net	47,171	41,984	6,773
Goodwill and intangible assets, net	165,072	161,199	26,004
Deferred tax assets	2,638	4,674	754
Investment in affiliates	219,703	227,549	36,707
Other non-current assets	12,176	12,176	1,964
Total non-current assets	446,760	447,582	72,202
Total assets	3,748,486	3,667,478	591,624

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2014	2015	2015
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,453 and RMB3,205 (US$517) as of December 31, 2014 and March 31, 2015, respectively)	128,765	119,169	19,224
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB268 and RMB141 (US$23) as of December 31, 2014 and March 31, 2015, respectively)	2,942	2,420	390
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,099 and RMB1,468 (US$237) as of December 31, 2014 and March 31, 2015, respectively)	109,412	119,549	19,285
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,083 and RMB869 (US$140) as of December 31, 2014 and March 31, 2015, respectively)	40,096	33,296	5,371
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,571 and RMB2,644 (US$427) as of December 31, 2014 and March 31, 2015, respectively)	54,225	55,314	8,923
Total current liabilities	335,440	329,748	53,193

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2014	2015	2015
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	53,855	56,938	9,185
Deferred tax liabilities	24,931	24,047	3,879
Total non-current liabilities	78,786	80,985	13,064
Total liabilities	414,226	410,733	66,257

Ordinary shares	8,563	8,563	1,381
Additional paid-in capital	2,601,401	2,509,512	404,826
Statutory reserves	198,422	198,422	32,009
Retained earnings	764,963	797,965	128,725
Accumulated other comprehensive loss	(105,106)	(106,153)	(17,124)
Subscription receivables	(257,491)	(257,259)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,210,752	3,151,050	508,317
Non-controlling interests	123,508	105,695	17,050
Total equity	3,334,260	3,256,745	525,367
Total liabilities and equity	3,748,486	3,667,478	591,624

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Net revenues:
Agency	351,598	433,532	69,936
Brokerage	51,063	86,066	13,884
Claims adjusting	63,543	59,903	9,663
Total net revenues	466,204	579,501	93,483
Operating costs and expenses:
Agency	(265,189)	(339,280)	(54,731)
Brokerage	(39,790)	(68,470)	(11,045)
Claims adjusting	(37,520)	(41,307)	(6,664)
Total operating costs	(342,499)	(449,057)	(72,440)
Selling expenses	(24,206)	(27,184)	(4,385)
General and administrative expenses	(86,289)	(102,408)	(16,520)
Total operating costs and expenses	(452,994)	(578,649)	(93,345)
Income from operations	13,210	852	138
Other income, net:
Investment income	7,173	2,907	469
Interest income	22,225	18,562	2,994
Others, net	194	2,051	331
Income before income taxes and income of affiliates	42,802	24,372	3,932
Income tax expense	(7,268)	(3,109)	(502)
Share of income of affiliates	6,419	7,846	1,266
Net income	41,953	29,109	4,696
less: net loss attributable to noncontrolling interests	(2,748)	(3,893)	(628)
Net income attributable to the Company’s shareholders	44,701	33,002	5,324

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Net income per share:
Basic	0.04	0.03	—
Diluted	0.04	0.03	—
Net income per ADS:
Basic	0.89	0.57	0.09
Diluted	0.89	0.55	0.09

Shares used in calculating net income per share:
Basic	998,904,897	1,150,565,906	1,150,565,906
Diluted	1,003,350,569	1,201,532,908	1,201,532,908
Net income	41,953	29,109	4,696
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	6,105	(815)	(131)
Comprehensive income	48,058	28,294	4,565
Less: Comprehensive loss attributable to the noncontrolling interests	(2,748)	(3,893)	(628)
Comprehensive income attributable to the CNinsure Inc’s shareholders	50,806	32,187	5,193

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$

OPERATING ACTIVITIES
Net income	41,953	29,109	4,696
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation	7,692	6,623	1,068
Amortization of intangible assets	3,416	3,554	573
Allowance for doubtful receivables	1,709	399	64
Compensation expenses associated with stock option	7,604	4,641	749
Investment income	—	(2,108)	(340)
Gain on disposal of property, plant and equipment	(31)	(29)	(5)
Share of income of affiliates	(6,419)	(7,846)	(1,266)
Changes in operating assets and liabilities	(6,827)	(37,991)	(6,128)
Net cash generated from (used in) operating activities	49,097	(3,648)	(589)
Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,452)	(1,336)	(215)
Proceeds from disposal of property and equipment	51	248	40
Purchase of short term investments	(50,000)	—	—
Proceeds from short term investments	—	22,108	3,566
Increase in restricted cash	(7,685)	(1,675)	(270)
Increase in other receivable	(40,755)	—	—
Return of investment in non-current assets	400	—	—
Increase in amounts due from related parties	(29,101)	(35,773)	(5,771)
Net cash used in investing activities	(128,542)	(16,428)	(2,650)

IR-190

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interests in subsidiaries	—	(108,000)	(17,422)
Dividend distributed to noncontrolling interests	—	(2,450)	(395)
Proceeds on exercise of stock options	2,346	—	—
Net cash generated from (used in) financing activities	2,346	(110,450)	(17,817)

Net decrease in cash and cash equivalents	(77,099)	(130,526)	(21,056)
Cash and cash equivalents at beginning of period	2,288,623	2,103,068	339,259
Effect of exchange rate changes on cash and cash equivalents	6,105	(815)	(131)
Cash and cash equivalents at end of period	2,217,629	1,971,727	318,072
Interest paid	—	—	—
Income taxes paid	7,971	2,194	354

IR-190

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Net income	41,953	29,109	4,696
Income tax expense	7,268	3,109	502
Investment income	(7,173)	(2,907)	(469)
Interest income	(22,225)	(18,562)	(2,994)
Depreciation	7,692	6,623	1,068
Amortization of intangible assets	3,416	3,554	573
Compensation expenses associated with stock option	7,604	4,641	749
Adjusted EBITDA	38,535	25,567	4,125
Total net revenues	466,204	579,501	93,483
Adjusted EBITDA Margin	8.3%	4.4%	4.4%

IR-190

CNINSURE INC.

Reconciliations of Non-GAAP Operating Income and Non-GAAP Operating income Margin

(In thousands, unaudited)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Operating income	13,210	852	138
CNpad and Baoxian.com’s R&D and promotion expenses	6,901	8,281	1,336
Chetong.net’s R&D and promotion expenses	—	1,889	305
eHuzhu’s expenses	—	13,967	2,253
Total online spending expenses	6,901	24,137	3,894
Non-GAAP Operating Income	20,111	24,989	4,032
Total net revenues	466,204	579,501	93,483
Non-GAAP Operating Income Margin	4.3%	4.3%	4.3%

IR-190

CNINSURE INC.

Reconciliations of Non-GAAP Expenses Ratio

(In thousands, unaudited)

	For The Three Months Ended
	March 31,
	2014	2015	2015
	RMB	RMB	US$
Selling expenses	24,206	27,184	4,385
General and administrative expenses	86,289	102,408	16,520
Total expenses	110,495	129,592	20,905
CNpad and Baoxian.com’s R&D and promotion expenses	(6,901)	(8,281)	(1,336)
Chetong.net’s R&D and promotion expenses	—	(1,889)	(305)
eHuzhu’s expenses	—	(13,967)	(2,253)
Total online spending expenses	(6,901)	(24,137)	(3,894)
Non-GAAP expenses	103,594	105,455	17,011
Total net revenues	466,204	579,501	93,483
Non-GAAP expenses ratio	22.2%	18.2%	18.2%

IR-190

Contact:

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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